EXHIBIT (g)

                                 June 14, 1996

Dear Stockholder:

               I am pleased to report that on June 10, 1996, Sterile Concepts Holdings, Inc. entered into an agreement and plan of merger with Maxxim Medical, Inc. and one of its subsidiaries that provides for the acquisition of Sterile Concepts by Maxxim at a price of $20.00 per share in cash. Under the terms of the proposed transaction, a Maxxim subsidiary is today commencing a tender offer for all of the outstanding shares of Sterile Concepts common stock at $20.00 per share.

               YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MAXXIM OFFER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF STERILE CONCEPTS STOCKHOLDERS. ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL STERILE CONCEPTS STOCKHOLDERS ACCEPT THE MAXXIM OFFER AND TENDER THEIR SHARES TO MAXXIM.

               Following the successful completion of the tender offer, upon approval by the required stockholder vote, the Maxxim subsidiary will be merged with Sterile Concepts and all shares not purchased in the tender offer will be converted into the right to receive $20.00 per share in cash in the merger.

               Accompanying this letter is a copy of the Company's Solicitation/ Recommendation Statement on Schedule 14D-9. Also enclosed is Maxxim's Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. We urge you to read the enclosed materials carefully. The management and directors of Sterile Concepts thank you for the support you have given the Company.

               On behalf of the Board of Directors,

                                   Sincerely,

                                   /s/ PAUL J. WOO, JR.
                                       Paul J. Woo, Jr.
                                       President and
                                       Chief Executive Officer